Filed by Quepasa Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Quepasa Corporation
Commission File No.: 1-33105

On July 20, 2011, Insider Guides, Inc., d/b/a myYearbook, sent the following to its employees.

Subject: A New Beginning

Dear Team,

Today myYearbook signed a “definitive agreement” to merge with Quepasa (QPSA), a publicly traded company.  Because it is publicly traded and to limit legal and regulatory concerns, I was not able to personally inform everyone of this ahead of time, as I would have preferred to do, but I do want to let everyone know why  I am so excited by this merger and by the opportunity we have to build an enduring, global brand for meeting new people.

Before I get into the logic behind the merger, I want to assure every one of a few important facts:

•
Your job remains safe.  Our intention with this merger is to continue to grow, and grow faster, not to make cuts. Your job is as secure as it was a month ago, a year ago, or in the case of many of you, five years ago. The job postings we have up are staying up. We will continue to aggressively grow.

•
Our culture isn’t changing. A product-first mindset, a commitment to tackling hard technical projects and getting things live, a culture of mutual respect, dinner for people who stay late, free gym memberships, all-you-can-drink caffeine, company-wide lunches, open-door policies, softball teams with more heart than talent, our location, and all the other little things that make this company great, will not change.

•
I am not going anywhere. I view this deal as a stepping-stone to building a billion-dollar global brand around social discovery. As President of the Consumer Internet Division and Chief Operating Officer of the combined company, I will have responsibility for both myYearbook.com and Quepasa.com. I will also be joining the Quepasa Board along with 2 other Board members who have a history of supporting myYearbook.

I want to build this company into a billion-dollar brand around social discovery and meeting new people. I believe Quepasa’s large user base in emerging markets, and talented, 40-person social game studio are important pieces of the puzzle that will ensure we are the ones who own meeting new people across the world. I believe this combination is the quickest path to global leadership in social discovery, and I look forward to continuing to work with all of you to build our team, our culture, and ultimately our brand to delight users.

I see this as a doubling-down on our ability to build great products, to monetize, and ultimately to create meaningful relationships among our members. There is a reason we have grown our business profitably while navigating the same waters that capsized Bebo, Myspace, and so many other social networks: each other. We have a team that delivers, and we have a culture that works.

As much promise as I see, this was not an easy decision.  I know full well how hard it is to build a $30 million revenue business profitably with over 100 talented people. I realize how hard it is to attract the talent and build the culture we have here. But I also know how hard it is go from where we are now to building an enduring brand that people the world over know and love. And to do that, we need to embrace change. With this deal we will become the public-market leader in social discovery. Now, it’s up to us to continue to deliver.

Support from our Board and investors has made all the difference in helping to grow myYearbook from a few hundred students in Montgomery High School in Skillman, NJ to over 32.7 million registered users today. Terry and Eva Herndon, who many of you may not know, have backed the company from the very beginning and supported my previous company before that. They offered their thoughts on this combination: “As founding funders of two of Geoff's companies, Eva and I are very excited by the immense growth potential for myYearbook in the Western Hemisphere.   We certainly appreciate all that myYearbook's team have done to bring the company this far this fast and look forward to the creativity still ahead.” Meanwhile, Rick Lewis, our long-time partner from US Venture Partners, an established early-stage VC fund, demonstrates his continued support by agreeing to join the Board of the new company as well.

We know what we’ve built over the last 5 years and how special it is, and I believe we can continue to build on it. Only a small fraction of companies start from nothing and are able to attract venture capital. Of those, only 5-10% have values of $100 million or more. We’re already a couple of standard deviations past the typical startup, now it’s time to go for a few more and believe that we can be truly dominant – that we are as prepared as anyone to create the market for meeting new people in a world increasingly shaped by social, by mobile, and by location.

I don’t consider this an exit or the end. I consider it the end of the beginning, and I believe we have a lot more innovative products to create.  I urge anyone who has questions or wants to speak more about this to come see me over the next few weeks and months.

There will be company-wide meetings led by Jim in New Hope and Bill in New York this morning. Sometime shortly after that, my hope is we can all get back to business quickly, building cool stuff, and staying focused on the task at hand.

Sincerely,

Geoff Cook
CEO, myYearbook

Q&A

1.	What is happening?

Today, myYearbook and Quepasa Corp, the owner of a Latin American-based social network and social games developer, announced an agreement to merge together.  The merger creates a leading social discovery platform with reach across North and South America.  A few key statistics:
▪	Quepasa’s Registered Users = 38.1 million
▪	myYearbook Registered Users = 32.7 million
▪	Quepasa social game installs on FB and Orkut = 2.1 million in 3 months
▪	Quepasa has a team of 100+ people with 60 people in Mexico, a 40-person social games studio in Brazil, about a dozen people in Los Angeles, and a small team in Florida.

2.	When is this happening?

We signed a definitive merger agreement today but we expect it will take another few months for the deal to close.  Nothing is final until the deal actually closes. We are still two separate companies until the deal closes.

3.	Are there any headcount changes expected?

No.  If you’ve noticed we continue to hire at a fast pace and we will continue to look for talent.  There are no job cuts expected from this merger.

4.	Will my job change? Will I have to move?

We do not expect any changes to your current role, though you may work on properties and projects other than myYearbook eventually.

We do not expect anyone to have to relocate. When the deal closes, our office will remain open and serve as the lead development, safety and sales location in the U.S.

5.	Will my benefits change?

The current plans calls for our existing benefit package to remain in place.

6.	What is Geoff’s role in the new company?

Geoff will become the President of the Consumer Internet division and the Chief Operating Officer of the combined company.  Along with his new duties, Geoff remains in charge of all myYearbook operations.  All myYearbook employees still ultimately report to Geoff.

7.	So what happens tomorrow when I come to work? What do we do now?

Nothing is different.  Stay focused.  Deliver product.  Meet deadlines.  Over time you will start to meet some new coworkers and we’ll introduce certain projects that benefit both companies.  There are no plans to change anything on the myYearbook site beyond our current pipeline. Our industry leading engagement and monetization were two of the reasons that the deal was attractive to Quepasa.

8.	What is the post-merger strategy of the two sites/companies?

The strategy is to continue to grow users, release great products and increase monetization to build the combined business into the global leader in social discovery.  Once the transaction is final, we will look to quickly implement our best features and practices on Quepasa.com while leveraging their strengths as well. The focus will be growing the myYearbook site, but we will begin with certain small projects to build knowledge and awareness of each other’s teams.

Remember that the deal is not final and subject to approval.  For the short term, nothing will change with respect to your job and responsibilities.

9.	I have options in the company. How does this deal impact them?

Your Insider Guides options will continue to vest through the close.  Once the deal closes, vested options will be exercised and exchanged for shares of QPSA stock that you will own.  The exact ratio varies on a number of factors, some of which are still not known – including the price of QPSA stock when the deal closes.  The one factor that impacts the calculation the most is the exercise price of your stock options.  This price was determined by an independent valuation each year. The lower the price, the better your conversion ratio is.  Most employees will see an exchange ratio of between 3:1 and 5:1.  In other words, for every 3 to 5 vested myYearbook options you have, you will receive 1 share of QPSA.

Unvested options will expire, and you will receive options in the new company. We know you likely have many questions pertaining to your options.  The above calculation is just a guide.  We will be meeting with each of you individually in the near future to review how the deal impacts you personally.

10.	Can I trade the shares once I receive them?

All shares do have some restrictions.  30% of the shares can be traded immediately.  Then 35% more become tradable over each of the next 2 months. Trading of all shares will also at all times be subject to Quepasa’s Insider Trading Policy.

11.	Can I trade QPSA stock now that we are part of the company?

You cannot trade QPSA stock or options at any time prior to the deal closing.  You also cannot share inside information with friends or family and have them trade the stock.  Doing so is a felony offense, and you can go to jail and cause others you share information with to go to jail.  If you currently own stock in QPSA, please immediately contact Geoff Cook or Jim Bugden and disclose your holding.

Further, please be cognizant that company information and results are confidential.  You should not talk about non-public company information outside of the office.  We also remind you of our policy against blogging and using social media to discuss the company.  A comment about the company may seem innocent, but disclosing information that is not available to the general public is not permissible.

12.	How should I react to the press coverage?

We expect the deal may cause media attention both good and bad.  If you have any questions from something you hear or read, feel free to talk to Geoff Cook or Jim Bugden.  We’ll also be sure to send along any important updates.

13.	Someone called/emailed me about the merger. What should I tell them?

We expect media inquiries about the deal and we need to handle all requests consistently.  If you are approached by a member of the media in person, on the phone or in writing, do not answer any questions.

•	Explain to them that you cannot answer their questions at this moment, but you are happy to take their contact information down and get back to them with a response.

•	Contact Geoff Cook, Jim Bugden, Don Eyer or Dave Brown immediately with any detail you have on the inquiry, including any potential topics/questions you know they are covering.

•	We will address the matter after determining the appropriate response and follow up with you on how the situation was/will be handled and any additional steps you may need to take.

 __________________________________________________

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy Quepasa’s securities or the solicitation of any shareholder vote or approval.  In connection with the proposed transaction between Quepasa and myYearbook, Quepasa will be filing documents with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4 that will include a proxy statement and prospectus of Quepasa.  Before making any voting or investment decision, investors and stockholders are urged to read carefully the proxy statement and prospectus regarding the proposed transaction and any other relevant documents filed by Quepasa with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Quepasa’s website at www.quepasacorp.com under the heading “Investors” and then under the link “SEC Filings” and from Quepasa by directing a request to Quepasa at Quepasa Corporation, 324 Datura Street, Suite 114, West Palm Beach, FL 33401, Attention: Investor Relations.

Quepasa and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Quepasa’s directors and executive officers in its definitive proxy statement filed with the SEC on April 14, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Quepasa using the contact information above.